FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   February, 2003

Commission File Number 333-7182-01


                                   CEZ, a. s.
             -----------------------------------------------------
                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

              -----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X    Form 40-F
                                ---            ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes     No X
                            ---    ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Provisional unaudited operational, economic and financial results for year 2002 according to the Czech Accounting Standards.

Updated list of the members of our Board of Directors.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                     ----------------------------
                                             (Registrant)

Date: February 28, 2003


                                  By:
                                     ----------------------------------------

                                                Libuse Latalova
                                         Head of Finance Administration



form No.
------------------------------------------------------------------------------------------------------------------------------------
Company Name                                                          CEZ, a. s.                 Identification No.  452 74 649
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                            Composition of the Company's Board of Directors

------------------------------------------------------------------------------------------------------------------------------------
 Name, surname, and title
    of director                         Nominated by a    Employer (including            Education
                                        shareholder*)      title), or to add           (secondary or
                                                           "business person"             university
                                                                                           degree)
----------------------------------------------------------------------------------------------------------------
Jaroslav Mil, Ing., M.B.A.                            CEZ, a. s, General Manager         university

Chairman of the Board of Directors
----------------------------------------------------------------------------------------------------------------
Petr Voboril, Ing.                                    CEZ, a. s., Executive Manager      university
                                                      for Strategic Development
Vice-Chairman of the Board of
Directors
----------------------------------------------------------------------------------------------------------------
David Svojitka, Ing.                                  CEZ, a. s., Executive Manager      university
                                                      for Finances and Administration
Director
----------------------------------------------------------------------------------------------------------------
Pavel Hejkal, Ing.                                    CEZ, a. s., Executive Manager      university
                                                      for Trade
Director
----------------------------------------------------------------------------------------------------------------
Josef Sedlak,.                                        CEZ , a. s., Nuclear Power Plant   university
                                                      Section - Head of the Economy and
Ing.                                                  Trade Section

Director
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  On behalf of CEZ, a. s., prepared by:  ing. Josef Votruba                    Signature:                Date:  February 25, .2003

------------------------------------------------------------------------------------------------------------------------------------

*) Board of Directors elected by the Company's Supervisory Board form No.
------------------------------------------------------------------------------------------------------------------------------------
Company Name                                                          CEZ, a. s.                 Identification No.  452 74 649
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                            Composition of the Company's Board of Directors

------------------------------------------------------------------------------------------------------------------------------------

 Membership in the bodies of other companies    Number of Shares owned by
                                                  CEZ, a. s., as an
                                                      individual


---------------------------------------------------------------------------
  member of the Board of Directors of Czech               440
   Association of Energy Sector Employers

---------------------------------------------------------------------------
                                                           0



---------------------------------------------------------------------------
                                                           0


---------------------------------------------------------------------------
                                                           0


---------------------------------------------------------------------------
member of the Board of Directors of Severoceske            0
doly, member of the Supervisory Board of JME,
a.s.,

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
  On behalf of CEZ, a. s., prepared by:  ing. Josef Votruba                    Signature:              Date:  February 25, .2003

------------------------------------------------------------------------------------------------------------------------------------

*) Board of Directors elected by the Company's Supervisory Board

Prague Stock Exchange, a.s., Securities Department, Rybna 14, 110 00 Prague 1
Facsimile:  02/21 83 30 30, 21 83 35 55
Tel:        02/21 83 21 70, 21 83 21 71 - listed market
            02/21 83 21 72, 21 83 21 71 - registered market



                                       5




                                  BALANCE SHEET

                                   long form



                                             Name and address of accounting unit

                               December 31, 2002
                              (in thousands of CZK)

                                                                       CEZ, a.s.
                                                                   Duhova 2/1444
                                                                         Praha 4
                                                                 IC:  452 74 649









Ident.                               A S S E T S                                  current year                    prior year

                                                                        gross        adjustments        net              net


a                             b                                           1               2              3              4
------------------------------------------------------------------------------------------------------------------------------------
                        TOTAL ASSETS                                  290,976,700    -92 102,506       198,874,194     202,373,315
------------------------------------------------------------------------------------------------------------------------------------
A.                      Stock subscribtions receivable
------------------------------------------------------------------------------------------------------------------------------------
B.                      Fixed assets                                  261,096,802    -91,382,482       169,714,320     174,452,554
------------------------------------------------------------------------------------------------------------------------------------
B.         I.           Intangible assets                               2,160,199     -1,141,270         1,018,929       1,030,775
                        ------------------------------------------------------------------------------------------------------------
B.         I.     1.    Expenses of foundation and organization
                        ------------------------------------------------------------------------------------------------------------
                  2.    Research and development
                        ------------------------------------------------------------------------------------------------------------
                  3.    Software                                        1,793,954     -1,128,678          665,276         758,384
                        ------------------------------------------------------------------------------------------------------------
                  4.    Patents, rights and royalties                      22,509        -12,592            9,917           6,812
                        ------------------------------------------------------------------------------------------------------------
                  5.    Other intangibles
                        ------------------------------------------------------------------------------------------------------------
                  6.    Intangibles in progress                           343,636                         343,636         264,578
                        ------------------------------------------------------------------------------------------------------------
                  7.    Advances for intangibles                              100                             100           1,001
------------------------------------------------------------------------------------------------------------------------------------
B.         II.          Tangible assets                               246,837,261    -90,038,443      156,798,818     161,367,111
                        ------------------------------------------------------------------------------------------------------------
B.         II.    1.    Land                                              699,955                         699,955         663,093
                        ------------------------------------------------------------------------------------------------------------
                  2.    Buildings, halls and constructions             62,737,222    -24,984,764       37,752,458      27,125,687
                        ------------------------------------------------------------------------------------------------------------
                  3.    Separate movable items and groups of          138,441,873    -65,053,679       73,388,194      42,171,735
                        movable items
                        ------------------------------------------------------------------------------------------------------------
                  4.    Permanent growth
                        ------------------------------------------------------------------------------------------------------------
                  5.    Livestock
                        ------------------------------------------------------------------------------------------------------------
                  6.    Other tangible assets                              13,679                         13,679          13,854
                        ------------------------------------------------------------------------------------------------------------
                  7.    Tangibles in progress                          38,344,336                     38,344,336      84,291,167
                        ------------------------------------------------------------------------------------------------------------
                  8.    Advances for tangibles                          6,600,196                      6,600,196       7,101,424
                        ------------------------------------------------------------------------------------------------------------
                  9.    Adjustment to acquired property                                                                      151
------------------------------------------------------------------------------------------------------------------------------------
B.        III.          Financial investment                           12,099,342       -202,769      11,896,573      12,054,668
                        ------------------------------------------------------------------------------------------------------------
B.        III.    1.    Majority shareholdings and                      5,709,769                      5,709,769       5,791,117
                        participating interests
                        (shareholdings > 50%)
                        ------------------------------------------------------------------------------------------------------------
                  2.    Substantial shareholdings and                   4,386,664       -189,869       4,196,795       4,268,536
                        participating interests
                        (shareholdings of 20% - 50%)
                        ------------------------------------------------------------------------------------------------------------
                  3.    Other securities and deposits                   1,693,844                      1,693,844       1,078,664
                        ------------------------------------------------------------------------------------------------------------
                  4.    Intergroup loans
                        ------------------------------------------------------------------------------------------------------------
                  5.    Other financial investments                       302,239        -12,900         289,339         916,351
                        ------------------------------------------------------------------------------------------------------------
                  6.    Financial investment in progress                    6,826                          6,826
                        ------------------------------------------------------------------------------------------------------------
                  7.    Advances for financial investment




Ident.                               A S S E T S                                  current year                    prior year

                                                                         gross       adjustments       net              net


a                             b                                           1              2              3              4
------------------------------------------------------------------------------------------------------------------------------------
C.                      Current assets                               29,127,360      -720,024        28,407,336      24,230,211
------------------------------------------------------------------------------------------------------------------------------------
C.         I.           Inventory                                    15,004,638          -264        15,004,374      15,037,254
                        ------------------------------------------------------------------------------------------------------------
C.         I.     1.    Materials                                    15,001,080          -264        15,000,816      15,027,712
                        ------------------------------------------------------------------------------------------------------------
                  2.    Work in progress and semi-finished                    1                               1               1
                        production
                        ------------------------------------------------------------------------------------------------------------
                  3.    Finished products
                        ------------------------------------------------------------------------------------------------------------
                  4.    Livestock
                        ------------------------------------------------------------------------------------------------------------
                  5.    Goods
                        ------------------------------------------------------------------------------------------------------------
                  6.    Advances for inventory                            3,557                           3,557           9,541
------------------------------------------------------------------------------------------------------------------------------------
C.         II.          Long-term receivables                         2,220,730                       2,220,730       2,681,601
                        ------------------------------------------------------------------------------------------------------------
C.         II.    1.    Trade receivables                                15,947                          15,947          76,586
                        ------------------------------------------------------------------------------------------------------------
                  2.    Receivables from partners and associations
                        ------------------------------------------------------------------------------------------------------------
                  3.    Receivables from related companies            2,137,732                       2,137,732       2,565,278
                        (shareholdings > 50%)
                        ------------------------------------------------------------------------------------------------------------
                  4.    Receivables from related companies
                        (shareholdings of 20% - 50%)
                        ------------------------------------------------------------------------------------------------------------
                  5.    Other receivables                                67,051                          67,051          39,737
------------------------------------------------------------------------------------------------------------------------------------
C.        III.          Short-term receivables                        8,073,206       -719,760        7,353,446       4,238,128
                        ------------------------------------------------------------------------------------------------------------
C.        III.    1.    Trade receivables                             3,978,281       -669,059        3,309,222       3,662,381
                        ------------------------------------------------------------------------------------------------------------
                  2.    Receivables from partners and associations
                        ------------------------------------------------------------------------------------------------------------
                  3.    Receivables from social security
                        ------------------------------------------------------------------------------------------------------------
                  4.    Receivables from taxes                        1,993,614                       1,993,614           3,439
                        ------------------------------------------------------------------------------------------------------------
                  5.    Receivables from related companies              464,546                         464,546         479,170
                        (shareholdings > 50%)
                        ------------------------------------------------------------------------------------------------------------
                  6.    Receivables from related companies                1,430         -1,430
                        (shareholdings of 20% - 50%)
                        ------------------------------------------------------------------------------------------------------------
                  7.    Other receivables                             1,635,335        -49,271        1,586,064          93,138
------------------------------------------------------------------------------------------------------------------------------------
C.         IV.          Financial accounts                            3,828,786                       3,828,786       2,273,228
                        ------------------------------------------------------------------------------------------------------------
C.         IV.    1.    Cash                                              3,128                           3,128           3,287
                        ------------------------------------------------------------------------------------------------------------
                  2.    Bank accounts                                 2,341,093                       2,341,093       1,445,532
                        ------------------------------------------------------------------------------------------------------------
                  3.    Short-term financial assets                   1,484,565                       1,484,565         824,409
                        ------------------------------------------------------------------------------------------------------------
                  4.    Short-term financial assets in
                        progress
------------------------------------------------------------------------------------------------------------------------------------
D.                      Other assets - temporary accounts               752,538                         752,538       3,690,550
------------------------------------------------------------------------------------------------------------------------------------
D.         I.           Temporary accounts of assets                    246,815                         246,815       3,615,838
                        ------------------------------------------------------------------------------------------------------------
D.         I.     1.    Prepaid expenses                                246,495                         246,495       2,180,422
                        ------------------------------------------------------------------------------------------------------------
                  2.    Unbilled revenues                                   320                             320           1,237
                        ------------------------------------------------------------------------------------------------------------
                  3.    Exchange rate losses                             x               x                 x          1,434,179
------------------------------------------------------------------------------------------------------------------------------------
D.         II.          Contingencies                                   505,723                         505,723          74,712
------------------------------------------------------------------------------------------------------------------------------------
                        Control number                            1,163,401,077   -368,410,024      794,991,053     809,418,548
------------------------------------------------------------------------------------------------------------------------------------



Ident.                    SHAREHOLDERS' EQUITY AND LIABILITIES                       current year                prior year

   a                                   b                                                    5                         6
-------------------------------------------------------------------------------------------------------------------------------
                          TOTAL SHAREHOLDERS' EQUITY AND  LIABILITIES                     198,874,194                202373315
-------------------------------------------------------------------------------------------------------------------------------
   A.                     Shareholders' equity                                            128,194,872              123,897,070
-------------------------------------------------------------------------------------------------------------------------------
   A.     I.              Stated capital                                                   59,040,794               59,050,449
                          -----------------------------------------------------------------------------------------------------
   A.     I.   1.         Stated capital                                                   59,221,084               59,208,846
                          -----------------------------------------------------------------------------------------------------
               2.         Own shares                                                         -180,290                 -158,397
                          -----------------------------------------------------------------------------------------------------
               3.         Changes in stated capital
-------------------------------------------------------------------------------------------------------------------------------
   A.     II.             Capital funds                                                       859,551                1,661,341
                          -----------------------------------------------------------------------------------------------------
   A.     II.  1.         Share premium
                          -----------------------------------------------------------------------------------------------------
               2.         Other capital funds                                               1,659,500                1,661,341
                          -----------------------------------------------------------------------------------------------------
               3.         Revaluation of assets and liabilities                              -799,949
                          -----------------------------------------------------------------------------------------------------
               4.         Revaluation from transformations
-------------------------------------------------------------------------------------------------------------------------------
   A.     III.            Funds from net profit                                              9,038,840              8,729,798
                          -----------------------------------------------------------------------------------------------------
   A.     III. 1.         Legal reserve fund                                                 8,872,094              8,528,479
                          -----------------------------------------------------------------------------------------------------
               2.         Indivisible fund
                          -----------------------------------------------------------------------------------------------------
               3.         Statutory and other funds                                            166,746                201,319
-------------------------------------------------------------------------------------------------------------------------------
   A.     IV.             Retained earnings                                                 52,542,282             48,021,040
                          -----------------------------------------------------------------------------------------------------
   A.     IV.  1.         Retained earnings of previous years                               52,542,282             48,021,040
                          -----------------------------------------------------------------------------------------------------
               2.         Retained losses of previous years
-------------------------------------------------------------------------------------------------------------------------------
   A.     V.              Profit / loss of current accounting period                         6,713,405              6,434,442
-------------------------------------------------------------------------------------------------------------------------------
   B.                     Liabilities                                                       69,541,823             76,445,796
-------------------------------------------------------------------------------------------------------------------------------
   B.     I.              Reserves                                                          20,937,062             19,675,889
                          -----------------------------------------------------------------------------------------------------
   B.     I.   1.         Legal reserves                                                     7,646,252              6,419,671
                          -----------------------------------------------------------------------------------------------------
               2.         Reserve for income tax
                          -----------------------------------------------------------------------------------------------------
               3.         Other reserves                                                     8,528,819              8,370,079
                          -----------------------------------------------------------------------------------------------------
               4.         Deferred tax liabilities (assets)                                  4,761,991              3,749,559
                          -----------------------------------------------------------------------------------------------------
               5.         Reserve for exchange rate losses                              x                           1,136,580
-------------------------------------------------------------------------------------------------------------------------------
   B.     II.             Long-term liabilities                                             23,024,517             26,632,337
                          -----------------------------------------------------------------------------------------------------
   B.     II.  1.         Long-term payables to related companies                           11,685,098             1,3450,117
                          (shareholdings > 50%)
                          -----------------------------------------------------------------------------------------------------
               2.         Long-term payables to related companies
                          (sharehold. of 20%-50%)
                          -----------------------------------------------------------------------------------------------------
               3.         Long-term deposits received                                                                 182,220
                          -----------------------------------------------------------------------------------------------------
               4.         Bonds payable                                                     11,339,419             13,000,000
                          -----------------------------------------------------------------------------------------------------
               5.         Long-term notes payable
                          -----------------------------------------------------------------------------------------------------
               6.         Other long-term payables
-------------------------------------------------------------------------------------------------------------------------------


Ident.                    SHAREHOLDERS' EQUITY AND LIABILITIES                       current year                prior year

   a                                   b                                                    5                         6
----------------------------------------------------------------------------------------------------------------------------
   B.     III.            Short-term liabilities                                          8,558,164              5,649,312
                          --------------------------------------------------------------------------------------------------
   B.     III. 1.         Trade payables                                                  4,501,163              4,037,764
                          --------------------------------------------------------------------------------------------------
               2.         Payables to partners and associations                              10,255                 10,255
                          --------------------------------------------------------------------------------------------------
               3.         Payables to employees                                             154,885                146,678
                          --------------------------------------------------------------------------------------------------
               4.         Social security payables                                           98,612                 96,316
                          --------------------------------------------------------------------------------------------------
               5.         Taxes payable and subsidies                                       256,715              1,124,010
                          --------------------------------------------------------------------------------------------------
               6.         Payables to related companies (shareholdings > 50%)
                          --------------------------------------------------------------------------------------------------
               7.         Payables to related companies
                          (shareholdings of 20% - 50%)
                          --------------------------------------------------------------------------------------------------
               8.         Other payables                                                  3,536,534                234,289
----------------------------------------------------------------------------------------------------------------------------
   B.     IV.             Bank loans and short-term notes                                17,022,080             24,488,258
                          --------------------------------------------------------------------------------------------------
   B.     IV.  1.         Long-term bank loans                                           12,786,980             19,131,974
                          --------------------------------------------------------------------------------------------------
               2.         Short-term bank loans                                           4,235,100              5,356,284
                          -------------------------------------------------------------------------------------------------
               3.         Short-term notes
----------------------------------------------------------------------------------------------------------------------------
   C.                     Other liabilities - temporary accounts                          1,137,499              2,030,449
----------------------------------------------------------------------------------------------------------------------------
   C.     I.              Accruals                                                          805,668              1,543,656
                          --------------------------------------------------------------------------------------------------
   C.     I.   1.         Accruals                                                          802,536                815,889
                          --------------------------------------------------------------------------------------------------
               2.         Deferred income                                                     3,132                202,669
                          --------------------------------------------------------------------------------------------------
               3.         Exchange rate gains                                               x                      525,098
----------------------------------------------------------------------------------------------------------------------------
   C.     II.             Contingencies                                                     331,831                486,793
----------------------------------------------------------------------------------------------------------------------------
                          Control number                                                 788,451,540           802,572,025
----------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Sent out          Signature of accounting unit's statutory body:     Person responsible         Person responsible for
on:                                                                  for accounting:            financial statements:
                                                                     Ing. Petr Petioky          Ivan Viktora


                                                                                                tel.: 27113 2357
------------------------------------------------------------------------------------------------------------------------------------


                                       9




                            PROFIT AND LOSS STATEMENT

                                   long form



                                                   Name and address of acc. unit

                               December 31, 2002
                              (in thousands of CZK)

                                                                       CEZ, a.s.
                                                                   Duhova 2/1444
                                                                         Praha 4
                                                                 IC:  452 74 649


------------------------------------------------------------------------------------------------------------------------------------
Indent.                       TEXT

                                                                          current period               prior year period
      a                        b                                                1                             2
------------------------------------------------------------------------------------------------------------------------------------

  I.              Revenues from goods sold                                          8,749                             7,352
------------------------------------------------------------------------------------------------------------------------------------
        A.        Costs of goods sold                                               6,970                             5,626
------------------------------------------------------------------------------------------------------------------------------------
   +              Sales margin                                                      1,779                             1,726
----------------------------------------------------------------------------------------------------------------------------
  II.             Production                                                   49,919,670                        52,276,354
                ------------------------------------------------------------------------------------------------------------
  II.        1.   Revenues from finished products and services                 49,492,738                        51,851,799
                ------------------------------------------------------------------------------------------------------------
             2.   Changes in inventory of own production
                ------------------------------------------------------------------------------------------------------------
             3.   Capitalization (of own work)                                    426,932                           424,555
----------------------------------------------------------------------------------------------------------------------------
        B.        Consumption from production                                  26,029,665                        26,256,579
                ------------------------------------------------------------------------------------------------------------
        B.   1.   Consumption of material and energy                           19,178,491                        19,250,312
                ------------------------------------------------------------------------------------------------------------
        B.   2.   Services                                                      6,851,174                         7,006,267
----------------------------------------------------------------------------------------------------------------------------
   +              Value added                                                  23,891,784                        26,021,501
----------------------------------------------------------------------------------------------------------------------------
        C.        Personnel expenses                                            3,622,573                         3,727,581
                ------------------------------------------------------------------------------------------------------------
        C.   1.   Wages and salaries                                            2,496,682                         2,446,154
                ------------------------------------------------------------------------------------------------------------
        C.   2.   Bonuses to board members                                         10,552                             9,571
                ------------------------------------------------------------------------------------------------------------
        C.   3.   Social insurance                                                891,912                           879,482
                ------------------------------------------------------------------------------------------------------------
        C.   4.   Other social expenses                                           223,427                           392,374
----------------------------------------------------------------------------------------------------------------------------
        D.        Taxes and fees                                                1,126,929                         1,085,934
----------------------------------------------------------------------------------------------------------------------------
        E.        Amortization of intangibles
                  and depreciation of tangibles                                10,080,930                         8,079,961
----------------------------------------------------------------------------------------------------------------------------
 III.             Revenues from intangibles,                                      488,561                           195,902
                  tangibles and material sold
----------------------------------------------------------------------------------------------------------------------------
        F.        Net book value of  intangibles,                                 661,149                           643,676
                  tangibles and material sold
----------------------------------------------------------------------------------------------------------------------------
  IV.             Reversal of reserves and prepaid expenses                     1,764,694                         1,187,146
----------------------------------------------------------------------------------------------------------------------------
        G.        Creation of reserves and prepaid expenses                     3,150,015                         2,555,065
----------------------------------------------------------------------------------------------------------------------------
  V.              Reversal of adjustments                                         559,264                           309,231
----------------------------------------------------------------------------------------------------------------------------
        H.        Creation of adjustments                                         568,524                           553,439
----------------------------------------------------------------------------------------------------------------------------
  VI.             Other operational revenues                                      406,459                           878,356
----------------------------------------------------------------------------------------------------------------------------
        I.        Other operational expenses                                      386,013                           409,567
----------------------------------------------------------------------------------------------------------------------------
 VII.             Transfer of operational revenues
----------------------------------------------------------------------------------------------------------------------------
        J.        Transfer of operational expenses                               -420,500
----------------------------------------------------------------------------------------------------------------------------
   *              Net operating results                                         7,935,129                        11,536,913
----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Indent                        TEXT

                                                                         current period               prior year period
      a                        b                                                1                             2
------------------------------------------------------------------------------------------------------------------------------------
VIII.             Revenues from sale of securities and deposits                   717,911                             5,952
                ------------------------------------------------------------------------------------------------------------
        K.        Sold securities and deposits                                    315,154                             8,619
                ------------------------------------------------------------------------------------------------------------
  IX.             Revenues from financial investments                             210,054                           131,160
                ------------------------------------------------------------------------------------------------------------
  IX.        1.   Revenues from securities and deposits in group                  183,053                           112,753
                ------------------------------------------------------------------------------------------------------------
             2.   Revenues from other securities and deposits                      27,001                            18,407
                ------------------------------------------------------------------------------------------------------------
             3.   Revenues from other financial investments
----------------------------------------------------------------------------------------------------------------------------
  X.              Revenues from short-term financial assets                                                           1,282
----------------------------------------------------------------------------------------------------------------------------
        L.        Costs of financial assets
----------------------------------------------------------------------------------------------------------------------------
  XI.             Revenues from revaluation of securities
----------------------------------------------------------------------------------------------------------------------------
        M.        Costs of revaluation of securities
----------------------------------------------------------------------------------------------------------------------------
 XII.             Reversal of financial reserves                                1,136,580                         2,019,848
----------------------------------------------------------------------------------------------------------------------------
        N.        Creation of financial reserves                                                                  1,136,580
----------------------------------------------------------------------------------------------------------------------------
 XIII.            Reversal of adjustments                                          31,006
----------------------------------------------------------------------------------------------------------------------------
        O.        Creation of adjustments                                                                            73,408
----------------------------------------------------------------------------------------------------------------------------
XIV.              Interest revenues                                               302,492                           385,379
----------------------------------------------------------------------------------------------------------------------------
        P.        Interest expenses                                             2,601,235                         3,309,596
----------------------------------------------------------------------------------------------------------------------------
XV.               Other financial revenues                                      3,436,932                           444,158
----------------------------------------------------------------------------------------------------------------------------
        Q.        Other financial expenses                                      2,860,939                           539,313
----------------------------------------------------------------------------------------------------------------------------
XVI.              Transfer of financial revenues
----------------------------------------------------------------------------------------------------------------------------
        R.        Transfer of financial expenses
----------------------------------------------------------------------------------------------------------------------------
   *              Net results from financial activities                            57,647                        -2,079,737
----------------------------------------------------------------------------------------------------------------------------
        S.        Income taxes on normal activity                               1,317,973                         2,958,234
                ------------------------------------------------------------------------------------------------------------
        S.   1.    - Due                                                          305,541                         1,910,407
                ------------------------------------------------------------------------------------------------------------
             2.    - Deferred                                                   1,012,432                         1,047,827
----------------------------------------------------------------------------------------------------------------------------
  **              Net results after taxes from normal activity                  6,674,803                         6,498,942
----------------------------------------------------------------------------------------------------------------------------
XVII.             Extraordinary revenues                                          472,795                            26,038
----------------------------------------------------------------------------------------------------------------------------
        T.        Extraordinary expenses                                          433,891                           105,944
----------------------------------------------------------------------------------------------------------------------------
        U.        Income tax on extraordinary activity                                302                           -15,406
                ------------------------------------------------------------------------------------------------------------
        U.   1.    - Due                                                              302                           -15,406
                ------------------------------------------------------------------------------------------------------------
             2.    - Deferred
----------------------------------------------------------------------------------------------------------------------------
   *              Net results from extraordinary activity                          38,602                           -64,500
----------------------------------------------------------------------------------------------------------------------------
        W.        Income distribution to partners
----------------------------------------------------------------------------------------------------------------------------
  ***             Net profit (loss) for the accounting period                   6,713,405                         6,434,442
----------------------------------------------------------------------------------------------------------------------------
                  Profit (loss) before income taxes                             8,031,680                         9,377,270
----------------------------------------------------------------------------------------------------------------------------
                  Control number                                              246,641,995                       252,362,933
----------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Sent out          Signature of accounting unit's statutory body:     Person responsible         Person responsible for
on:                                                                  for accounting:            financial statements:
                                                                     Ing. Petr Petioky          Ivan Viktora


                                                                                                tel.: 27113 2357
------------------------------------------------------------------------------------------------------------------------------------



                                       11


                               Cash flow statement
                for twelve-months period ended December 31, 2002
                              (in thousands of CZK)




----------------------------------------------------------------------------------------------------------------
P.        Cash and cash equivalents at beginning of period                                        2,273,228
----------------------------------------------------------------------------------------------------------------
            Operating activities
            --------------------
Z.        Pre-tax profit from normal activity                                                       7,992,776
----------------------------------------------------------------------------------------------------------------
A.1.      Adjustments by non-cash transactions                                                     13,782,762
----------------------------------------------------------------------------------------------------------------
A.1.1.    Depreciation, amortization and writing-off                                               10,096,458
----------------------------------------------------------------------------------------------------------------
A.1.1.1.  Depreciation and amortization of fixed assets                                            10,090,151
----------------------------------------------------------------------------------------------------------------
A.1.1.2.  Receivables writing-off                                                                       6,307
----------------------------------------------------------------------------------------------------------------
A.1.2.    Change in adjustments, reserves and temporary accounts                                      486,731
----------------------------------------------------------------------------------------------------------------
A.1.2.1.  Change in adjustments                                                                       -21,897
----------------------------------------------------------------------------------------------------------------
A.1.2.2.  Change in reserves                                                                          248,741
----------------------------------------------------------------------------------------------------------------
A.1.2.3.  Change in temporary accounts of assets and liabilities                                      259,887
----------------------------------------------------------------------------------------------------------------
A.1.3.    Gain/Loss on fixed assets retirements and own shares                                       -378,615
----------------------------------------------------------------------------------------------------------------
A.1.4.    Interest expenses and revenues                                                            2,298,743
----------------------------------------------------------------------------------------------------------------
A.1.4.1   Interest expenses                                                                         2,601,235
----------------------------------------------------------------------------------------------------------------
A.1.4.2.  Interest revenues                                                                          -302,492
----------------------------------------------------------------------------------------------------------------
A.1.5.    Other non-cash transactions                                                               1,279,445
----------------------------------------------------------------------------------------------------------------
A.*       Net cash provided by operating activities before taxes,
          changes in working capital and extraordinary items                                       21,775,538
----------------------------------------------------------------------------------------------------------------
A.2.      Change in working capital                                                                   947,189
----------------------------------------------------------------------------------------------------------------
A.2.1.    Change in receivables from operational activities                                           667,402
----------------------------------------------------------------------------------------------------------------
A.2.2.    Change in short-term payables from operational activities                                   234,485
----------------------------------------------------------------------------------------------------------------
A.2.3.    Change in inventory                                                                          45,302
----------------------------------------------------------------------------------------------------------------
A.**      Net cash provided by operating activities before taxes
          and extraordinary items                                                                  22,722,727
----------------------------------------------------------------------------------------------------------------
A.3.      Interest paid, excl. capitalized interest                                                -2,477,872
----------------------------------------------------------------------------------------------------------------
A.4.      Interest received                                                                           301,575
----------------------------------------------------------------------------------------------------------------
A.5.      Income taxes paid                                                                        -3,021,191
----------------------------------------------------------------------------------------------------------------
A.6.      Revenues and expenses related to extraordinary items                                         44,210
----------------------------------------------------------------------------------------------------------------
A.***     Net cash provided by operating activities                                                17,569,449
----------------------------------------------------------------------------------------------------------------
            Investing activities
            --------------------
B.1.      Fixed assets acquisition                                                                 -6,034,629
----------------------------------------------------------------------------------------------------------------
B.1.1.    Additions to tangible fixed assets                                                       -5,674,804
----------------------------------------------------------------------------------------------------------------
B.1.2.    Additions to intangible fixed assets                                                       -304,236
----------------------------------------------------------------------------------------------------------------
B.1.3.    Change in financial investment                                                               33,902
----------------------------------------------------------------------------------------------------------------
B.1.4.    Change in payables from investing activity                                                  -91,639
----------------------------------------------------------------------------------------------------------------
B.1.5.    Change in payables from investing activity (emerging from
          exchange rate differencies)                                                                   2,148
----------------------------------------------------------------------------------------------------------------
B.2.      Proceeds from sales of fixed assets                                                       1,038,498
----------------------------------------------------------------------------------------------------------------
B.2.1.    Proceeds from sales of tangible fixed assets                                                437,086
----------------------------------------------------------------------------------------------------------------
B.2.2.    Proceeds from sales of intangible fixed assets                                                    3
----------------------------------------------------------------------------------------------------------------
B.2.3.    Proceeds from sales of financial investment                                                 540,562
----------------------------------------------------------------------------------------------------------------
B.2.4.    Change in receivables from sales of fixed assets                                             60,847
----------------------------------------------------------------------------------------------------------------
B.***     Total cash used in investing activities                                                  -4,996,131
----------------------------------------------------------------------------------------------------------------
            Financing activities
            --------------------
C.1.      Change in long-term liabilities and short-term loans                                     -9,413,417
----------------------------------------------------------------------------------------------------------------
C.1.1.    Change in long-term bank loans                                                           -6,344,994
----------------------------------------------------------------------------------------------------------------
C.1.2.    Change in short-term bank loans and notes                                                -1,121,184
----------------------------------------------------------------------------------------------------------------
C.1.3.    Change in long-term bonds payable
----------------------------------------------------------------------------------------------------------------
C.1.4.    Change in other long-term liabilities                                                    -1,947,239
----------------------------------------------------------------------------------------------------------------
C.2.      Impact of changes in equity by cash                                                      -1,604,343
----------------------------------------------------------------------------------------------------------------
C.2.1.    Monetary donations and subsidies to equity
----------------------------------------------------------------------------------------------------------------
C.2.2.    Direct payments debited to funds                                                           -109,572
----------------------------------------------------------------------------------------------------------------
C.2.3.    Paid-out dividends and profit shares                                                     -1,490,432
----------------------------------------------------------------------------------------------------------------
C.2.4.    Purchase/sale of own shares                                                                  -4,339
----------------------------------------------------------------------------------------------------------------
C.***     Net cash from financing activities                                                      -11,017,760
----------------------------------------------------------------------------------------------------------------
F.        Net increase/decrease in cash                                                             1,555,558
----------------------------------------------------------------------------------------------------------------

R.        Cash and cash equivalents at end of period                                                3,828,786
----------------------------------------------------------------------------------------------------------------




                                       12
